CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 22, 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press release dated November 21, 2005 in connection with the release of the Company’s annual results for the year ended August 31, 2005.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated:  November 22, 2005

For immediate release

City Telecom Announces Annual Results 2005

➢	Group revenue down 2.8% year-on-year to HK$1,137.4 million due to International Telecoms Services (IDD) revenue fall overshadowing Fixed Telecom Network Services (FTNS) revenue gains. FTNS is now 53.2% of total revenues

➢	FTNS subscription base for voice, broadband and pay-TV services grew by 166,000 to reached 631,000 as of 31 August 2005, a 35.7% YoY jump

➢	Group EBITDA profit fell from HK$245.0 in FY04 to HK$65.5 million in FY05 due to reduced IDD profitability and ramp-up of FTNS marketing activities.

➢	Inclusive of HK$237.7 million of depreciation and amortization expenses, net loss of HK$206.4 million was reported for the year to 31 August 2005

(Hong Kong, 21 November 2005) City Telecom (HK) Limited (“The Group”) today announced the annual results of 2005 for the twelve months ended 31 August 2005. The Group has firmly established its position in the FTNS market despite continued intense competition, that FTNS revenue has surpassed IDD revenues for the full year.

The result was a loss attributable to shareholders of HK$206.4 million, compared to a profit of HK$49.6 million for FY2004. During the year under review, competition remained unrelenting. The 15.2% fall in our IDD revenue to HK$532.6 million overshadowed our 11.6% increase in FTNS revenues to HK$604.8 million.

“Starting from zero, we have established our “Little Kingdom”, and some people would even consider our story to be a “Legend”. FY05 marks our first ever full year loss, suggesting the fall of the Legend. However the net loss is within our strategic tolerance, and is in line with the trends set out in our interim results announcement,” said Ricky Wong, Chairman of the Group.

Group EBITDA profit fell from HK$245.0 in FY04 to HK$65.5 million in FY05 due to reduced IDD profitability and ramp-up of FTNS marketing activities. During

FY05, we made substantial operating expenditure investments in brand enhancement, including the launch of the “Liu Xiang bb1000” campaign in 2H FY05. Liu Xiang, as the reigning Gold medal holder for 110 meter hurdles, is China’s first male Olympic Track and Field Gold Medalist.

Depreciation and amortization expenses increased by 20.7% to HK$237.7 million. Finance costs also increased from HK$175,000 to HK$54.5 million due to the interest on US$125 million senior notes issued in January 2005.

“As a major shareholder and the Chairman of the Group, I should be more concerned on the development of the Group, compared to other shareholders. During the year, we received several awards and words of praises that confirmed the Metro Ethernet platform is the top choice for Hong Kong. I believe that you need great long term foresight for investment in infrastructure,” Mr. Wong added.

Fixed Telecommunications Network Services (FTNS)

During the year we grew our FTNS subscription base by 166,000 or 36% year-on-year to 631,000 as of 31 August 2005. Our strategy for growth is to secure both new customer relationships and to up-sell multiple (voice, broadband and IP-TV) services to our existing customers.

On voice services, we grew our subscription based by 57,000 or 24% year-on-year to 294,000 subscriptions. This growth was achieved despite an aggressive market share “win-back” campaign by the incumbent operator. Industry competition for voice services has intensified to the extent that new acquisition pricing is often below the regulated wholesale price of Type II unbundled local loop access.

On broadband services, we grew our subscription base by 32,000 or 16% year-on-year to 229,000. During the year, we focused on service differentiation with the commercial launch of our “bb100” and “bb1000” supported by the Liu Xiang advertising campaign; our service portfolio of “bb10”, “bb100” and “bb1000” which respectively offer symmetric 10Mbps, 100 Mbps and 1Gbps services, is the most comprehensive service suite available in Hong Kong. Furthermore, we widen the service advantage by introducing value-added services bbDrive (on line virtual hard drive with up to 10G storage, bbGuard (anti-spam and anti-virus package) and bbWatch (full screen IP-TV experience via the PC).

On IP-TV, we grew our subscription base by 78,000 or 252% year-on-year to 109,000. In the past twelve months, we have enhanced the service attraction by adding content such as J-League soccer from Japan, 24/7 Korean Channel plus two “Drama Buffet” Near-Video-On-Demand channels that empowers viewers to select and watch drama series by the episode of their choice.

International Telecommunications Services (IDD)

At CTI, we have long forewarned the sunset nature of the basic IDD industry. Unlike typical incumbents, instead of fighting the sunset, our approach is to accelerate the sunset by aggressively taking advantage of technological improvement and also new and more efficient business models.

In October 2005, we launched our “2b” global Hong Kong access number service. This Voice Over Internet Protocol (VOIP) service can convert any global broadband access point into a Hong Kong telephone phone number, such that users around the World can enjoy a virtual presence in Hong Kong. Whilst this service will accelerate the cannibalization of our own IDD services, we believe the addressable global market potential far outweighs our IDD downside within Hong Kong. As such, in Phase I of our 2b investment, we have already provisioned for 1 million subscription capacity which in the context of Hong Kong’s total market 3.8 million fixed line subscriptions appears excessive but in the context of our target Global Chinese community base is reasonable.

PROSPECTS

Our successful US$125 million 2015 senior notes issued in January 2005 has altered our 5 year business objectives. Whereas prior to the fund raising, we were managing the business closer toward maturity of the existing investment, securing the 10-year funding has enabled us to set larger and more ambitious targets. In addition, as we anticipate that competition in telecom market will become even more intense and that extended price wards are inevitable, we must prepare sufficient resources to counterattack in the coming three to four years. We will assertively target 1 million subscriptions, by the end of 2005.

“We believe that our impact on the industry in the next 13 years will be far greater than our first 13 years. Over the next three to four years, the strategic investment of our cash balance will be taken precedence over near term profitability. At CTI, we are working towards building Hong Kong most successful alternative carrier for the benefit of the community and for our shareholders,” Mr. Wong concluded.

-End-

About City Telecom / Hong Kong Broadband Network

Established in 1992, City Telecom (H.K.) Limited (SEHK : 1137, NASDAQ : CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Metro Ethernet from 1.2 mn to 1.8 mn homes pass, reaching 80% of Hong Kong’s total population. HKBN has achieved an aggregate Voice, Broadband (symmetric 1000Mbps, 100Mbps and 10Mbps), IP-TV and Corporate data service base in excess of 600,000 subscriptions. HKBN is now the largest alternative operator for residential voice and broadband services in Hong Kong. Additional information on City Telecom can be found at www.ctihk.com.

For enquiries, please contact City Telecom :

Corporate Communications	Investor Relations

Jessie Cheng	NiQ Lai

Tel: (852) 3145 4118	Tel: (852) 3145 4710

Fax: (852) 2199 8372	Fax: (852) 3145 8445

Email: chengcm@ctihk.com	Email: ir@ctihk.com